UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

September 26, 2022
(Date of Report (Date of earliest event reported))
Cottonwood Multifamily Opportunity Fund, Inc.
(Cottonwood Communities GP Subsidiary, LLC, as successor by merger to
Cottonwood Multifamily Opportunity Fund, Inc.)
(Exact name of issuer as specified in its charter)

Maryland	38-4006444
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

c/o Cottonwood Communities, Inc.
1245 Brickyard Road, Suite 250
Salt Lake City, Utah 84106

(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock

Item 1.     Fundamental Changes
The information set forth in Item 6 below regarding the termination of various agreements to which Cottonwood Multifamily Opportunity Fund, Inc. (“CMOF”) is a party is incorporated herein by reference.
Item 3.    Material Modification to Rights of Securityholders
The information set forth in Item 6 below regarding the modification to the rights of the stockholders of CMOF is incorporated herein by reference.
Item 6. Changes in Control of Issuer
As previously disclosed in the Current Report on Form 1-U of CMOF filed with the Securities and Exchange Commission on July 13, 2022, CMOF, Cottonwood Multifamily Opportunity Fund O.P., LP (“CMOF OP”), Cottonwood Communities, Inc. (“CCI”), Cottonwood Residential O.P., LP (“CROP”) and Cottonwood Communities GP Subsidiary, LLC, a wholly owned subsidiary of CCI (“Merger Sub”), entered into an Agreement and Plan of Merger on July 8, 2022 (the “Merger Agreement”).
The stockholders of CMOF approved the Company Merger (as defined below) contemplated by the Merger Agreement at a special meeting of stockholders of CMOF held on September 26, 2022.
On September 27, 2022, upon the terms and subject to the conditions of the Merger Agreement, (i) CMOF merged with and into Merger Sub, with Merger Sub surviving as a direct, wholly owned subsidiary of CCI (the “Company Merger”) and (ii) CMOF OP merged with and into CROP, with CROP surviving (the “Partnership Merger” and, together with the Company Merger, the “Merger”). At such time, in accordance with the Maryland General Corporation Law, the Maryland Limited Liability Company Act and the Delaware Revised Uniform Limited Partnership Act, as applicable, the separate existences of CMOF and CMOF OP ceased, and a change in control of CMOF occurred.
At the effective time of the Company Merger, each issued and outstanding share of CMOF’s common stock, $0.01 par value per share (“CMOF Common Stock”), converted into 0.8669 shares of Class A common stock of CCI, $0.01 par value per share and holders of CMOF Common Stock immediately prior to such time ceased having any rights as stockholders of CMOF. Shares of CMOF Common Stock held as of immediately prior to the effective time of the Company Merger by CCI, any wholly owned subsidiary of CCI, or any wholly owned subsidiary of CMOF were automatically canceled in connection with the Company Merger without receiving payment.
At the effective time of the Partnership Merger, each outstanding common unit of partnership interests in CMOF OP (“CMOF OP Partnership Unit”), converted into 0.8669 common units of partnership interest in CROP (“CROP Common Units”). CMOF OP Partnership Units held as of immediately prior to the effective time of the Partnership Merger by CCI, any wholly owned subsidiary of CCI, CMOF, or any wholly owned subsidiary of CMOF were canceled in connection with the Partnership Merger without receiving payment.
The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of the Merger Agreement, which is filed herewith as Exhibit 2.1 and is incorporated herein by reference.
The Company Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended.
In addition, on September 27, 2022, CMOF, CMOF OP, Cottonwood Capital Property Management II, LLC (“CCPM II”), CROP and Merger Sub entered a Termination of Management Agreements pursuant to which the following agreements were terminated at the effective time of the Merger: (i) the Asset Management Agreement dated as of November 15, 2017, between CMOF and CCPM II, and (ii) the Three-Party Agreement dated as of November 15, 2017, among CMOF, CMOF OP, CCPM II and CROP.
Item 9. Other Events
On September 26, 2022, CMOF OP, entered the Second Amended and Restated Limited Partnership Agreement of CMOF OP (the “Second OP Agreement”) by and among CW Multifamily Opportunity Fund GP, LLC, the general partner, and the Limited Partners set forth on Exhibit A thereto. The Second OP Agreement amends the previous operating partnership agreement to admit third party limited partners and reflect the contribution of certain Limited Partners’ residual interests in CW Investor at Sugar House, LLC and CW Broadway JV, LLC, two joint ventures owned by CMOF OP and CROP, which interests are held by certain officers and directors of CMOF and CCI, in exchange for an aggregate 461,023 CMOF OP Partnership Units. The number of units to be issued was determined by reference to the underlying asset values supporting the negotiated exchange ratio of one CMOF OP Partnership Unit for 0.8669 CROP Common Units.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD COMMUNITIES GP SUBSIDIARY, LLC (as successor by merger to Cottonwood Multifamily Opportunity Fund, Inc.)

By: Cottonwood Communities, Inc., a Maryland corporation, its sole member

By: /s/ Enzio Cassinis
Enzio Cassinis, President

Date:  September 27, 2022

EXHIBITS

Exhibit No.	Description
6.1
Agreement and Plan of Merger dated July 8, 2022, by and among CCI, CROP, Merger Sub, CMOF and CMOF OP (incorporated by reference to Exhibit 2.1 to CMOF’s Current Report on Form 1-U filed July 13, 2022).

6.2	Termination of Management agreements, by and among CMOF, CMOF OP, CCPM II, CROP and Merger Sub effective as of September 27, 2022.